Filed by Datum Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Datum Inc.
Commission File No. 000-06272

Date: October 7, 2002

This filing relates to the proposed merger between Symmetricom, Inc, and Datum Inc., pursuant to an Agreement and Plan of Merger dated as of May 22, 2002. The Agreement and Plan of Merger was filed by Symmetricom under cover of Form 8-K on May 24, 2002 and is incorporated by reference into this filing. A definitive proxy statement/prospectus dated September 18, 2002 was mailed to stockholders of Datum Inc. on or about September 24, 2002. On October 7, 2002, Datum Inc. issued the following press release.

FOR:	DATUM INC.

	CONTACT:	Datum Inc.
Bob Krist
Chief Financial Officer
(949) 598-7501

FD Morgen-Walke
Investor Relations:
Jason Golz/Quynh Nguyen
(415) 439-4516
Financial Media:
Ron Heckmann
(415) 439-4513

FOR IMMEDIATE RELEASE

DATUM REJECTS UNSOLICITED OFFER
FROM FREQUENCY ELECTRONICS

IRVINE, CA, October 7, 2002 – Datum, Inc. (Nasdaq: DATM) today announced that its Board of Directors has determined not to pursue an unsolicited, non-binding, conditional offer made by Frequency Electronics, Inc. (FEI) to acquire all the outstanding common stock of Datum for a price per share of $2.00 in cash and one share of FEI common stock.

This offer was received by Datum’s Board on September 26, 2002, and after careful deliberation, as well as consultation with management and its financial and legal advisors, the Board has rejected the offer as being grossly inadequate. The Board believes that the strategic benefits of the currently pending merger with Symmetricom far exceed those that may result from a combination with FEI. Furthermore, the costs related to FEI’s proposed transaction make the proposal from FEI a far less attractive offer when compared to Datum’s pending merger with Symmetricom.

Erik van der Kaay, Chairman and CEO of Datum stated, “We are very familiar with FEI and its business, and have high regard for that company’s management team. However, we remain convinced that the planned merger with Symmetricom is in the best long-term interest of Datum shareholders. We continue to believe that the strategic and economic rationale for our pending merger offers the best potential for enhancing shareholder value.”

The previously announced stockholders’ meeting for Datum to vote on the proposed merger with Symmetricom remains scheduled for October 29, 2002.

About Datum

Datum designs, manufactures and markets a wide variety of high-performance time and frequency products used to synchronize the flow of information in telecommunications networks. The Company is also a leading supplier of precise timing products for computing networks, satellite systems, electronic commerce, and test and measurement applications. Additional information about Datum is available at www.datum.com.

This press release contains forward-looking statements. The forward-looking statements, which reflect management’s best judgment based on factors currently known, involve a number of risks and uncertainties, including the following with respect to the Company and the combined operations of the proposed combination of the Company and Symmetricom: anticipated completion of the merger, integration of, and expectations about, the businesses of the Company and Symmetricom, fluctuations in demand for wireless and wireline communication services and products, acceptance of the Company’s products and technology, customer concentration, competition, and availability of supplies and components. These factors and other risks inherent in the Company’s business are described from time to time in the Company’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2001 and its quarterly report on form 10-Q for the quarter ended June 30, 2002. Additional factors and risks inherent in the Company’s business and the proposed combination with Symmetricom are described in the Company’s proxy statement dated September 18, 2002 for its special meeting of stockholders scheduled for October 29, 2002. Actual results may vary materially. The Company undertakes no obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.